Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-111861

PROSPECTUS SUPPLEMENT NO. 2
DATED MAY 14, 2004
TO
PROSPECTUS DATED FEBRUARY 25, 2004

FINISAR CORPORATION

$150,000,000
of
2 1/2% Convertible Subordinated Notes
due October 15, 2010
and
Shares of Common Stock
Issuable Upon Conversion of the Notes

     This prospectus supplements the prospectus dated February 25, 2004 of Finisar Corporation relating to the public offering and sale by selling securityholders described below. This prospectus supplement contains information on ownership of principal amount of notes beneficially owned and offered and shares of our common stock issuable upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

     SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR OUR COMMON STOCK.

_________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The table and related footnotes on pages 51, 52 and 53 of the prospectus setting forth information concerning the selling securityholders are amended by the addition of the following information:

	Principal Amount of		Number of Shares of
	Notes		Common Stock
	Beneficially
	Owned and	Percentage of
Selling	Offered	Notes	Beneficially		Owned After the
Securityholder (1)	Hereby (1)	Outstanding	Owned(1)(2)	Offered Hereby	Offering
CIBC World Markets(3)	$830,000	*	224,021	224,021	0
DB AG London(4)	7,500,000	5.0	2,024,291	2,024,291	0
Deutsche Bank Securities(5)	5,065,000	3.7	1,367,071	1,367,071	0

(1)	Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us in the information regarding their notes.

(2)	Assumes a conversion price of $3.705 per share and a cash payment in lieu of any fractional share interest. However, this conversion price is subject to adjustment as described under “Description of Notes – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	This selling securityholder is a registered broker-dealer who acquired the securities for investment purposes. The securities were not acquired as compensation for underwriting/broker-dealer activities.

(4)	This selling securityholder is an affiliate of a registered broker-dealer. This selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business. This selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

(5)	This selling securityholder is a registered broker-dealer who acquired the securities for investment purposes. The securities were not acquired as compensation for underwriting/broker-dealer activities.

_________________

     Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.

The date of this prospectus supplement is May 14, 2004.